04015938

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3.16.2004

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SEC FILE NUMBER
8-46201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lexit Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Hoboken	**NJ**	**07030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes **(201) 610 - 0202**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Kearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lexit Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Feb. 19, 2004

Signature

President

Title

Notary Public

DENISE S. PERGOLA
A Notary Public Of New Jersey
My Commission Expires 11/28/2006

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Statement of Cash Flow.
- ☐ (h) Computation of Net Capital.
- ☐ (I) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Lexit Capital, LLC

December 31, 2003
with Report of Independent Auditors

Lexit Capital, LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member and Board of Managers of
Lexit Capital, LLC

We have audited the accompanying statement of financial condition of Lexit Capital, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2004

Lexit Capital, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 216,264
Receivables from brokers and dealers	299,860
Deposits with clearing agents	167,188
Other assets	51,165
Total assets	$ 734,477
Liabilities and member's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 400,309
Member's equity	334,168
Total Liabilities and member's equity	$ 734,477

See accompanying notes.

Lexit Capital, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Lexit Capital, LLC, (the "Company"), is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company provides electronic brokerage services to clients by providing access to the US marketplace from a single access point. The Company's sole member is Lexit Financial Group, Inc. (the "Parent"), who is a wholly owned subsidiary of NeoNet AB.

The Parent company was acquired in November 2003 by NeoNet AB. NeoNet AB is an international agency broker and is listed company on the Stockholm Stock Exchange.

Penson Financial Services, Inc., ABN AMRO Incorporated, and Refco, LLC, U.S. broker-dealers, act as the Company's clearing agents, (collectively, the "clearing agents"), for its trading activities on a fully disclosed basis.

The Company monitors its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's United Kingdom affiliate, Lexit Capital UK Limited, (the "UK Affiliate"), is authorized by the Financial Services Authority to arrange deals, give financial advice, receive orders and transmit orders in the United Kingdom passported through the European Union under the Investment Services Directive #36. The UK Affiliate solicits European institutional customers and provides technology and customer support to European institutional customers on behalf of the Company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less.

2. Summary of Significant Accounting Policies (continued)

Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers represent earned commissions held by the Company's clearing agents. The clearing agents generally remit commissions to the Company within thirty days of being earned.

Deposits with Clearing Agents

Amounts represent interest bearing deposits with the Company's clearing agents.

Fair Value of Financial Instruments

All assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

Use of Estimates

The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is a single member LLC and is disregarded for U.S. Federal income tax purposes. The Company's income is included in the Parent's reportable income for Federal and State income tax returns.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $288,098 which was $238,098 in excess of the amount required to be maintained at that date.

5. Related Party Transactions

The Parent has provided certain services to the Company, including technology, communication, and administrative services. Costs associated with these services have been borne by the Parent. The Parent's management believes that the allocation of such costs would not materially impact the Company's financial condition or operations.

Included in accounts payable, accrued expenses and other liabilities is $168,507 payable to the UK Affiliate related to broker commissions, technology and communications and marketing expenses.

6. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $630,000. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.